SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           Short Form of Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 18, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                           By: /s/ Pedro Toll
                                               ---------------------------------
                                           Name:  Pedro Toll
                                           Title: Deputy Manager

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                                 Bladex [ICON]

FOR IMMEDIATE RELEASE

         Bladex Reports Third Quarter 2004 Net Income of US$33.7 million

3Q04 Financial Highlights

o Net Income in the 3Q04 was US$33.7 million, compared to US$24.3 million in the 2Q04 and US$17.8 million in the 3Q03.

o The credit portfolio in Argentina at September 30, 2004, was US$327 million, down US$34 million, or 9%, from 2Q04, and US$126 million, or 28% from 3Q03.

o On October 8, 2004, the Bank announced the receipt of a US$56 million Argentine loan prepayment, which resulted in a loan loss provision reversal of US$43 million. Along with other principal reductions, the credit portfolio in Argentina as of October 31, 2004 had decreased to US$253 million.

Panama City, Republic of Panama, November 17, 2004 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) ("Bladex" or "the Bank"), announced today its results for the third quarter ended September 30, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP; all figures are stated in U.S. dollars.)

The table below depicts selected key figures and ratios for the periods indicated:

                                   Key Figures

    -----------------------------------------------------------------------
                                    9M03     9M04     3Q03     2Q04    3Q04
    -----------------------------------------------------------------------
    Net Income (In US$ million)    $95.3    $87.8    $17.8    $24.3   $33.7
    EPS (*)                        $3.78    $2.23    $0.45    $0.62   $0.86
    Return on Average Equity       29.7%    19.1%    12.6%    15.8%   21.2%
    Tier 1 Capital Ratio           37.8%    43.8%    37.8%    41.1%   43.8%
    Net Interest Margin            1.81%    1.71%    1.96%    1.72%   1.74%
    -----------------------------------------------------------------------
    (*) Earnings per share calculations are based on the average number of shares outstanding during each period. During the first nine months of 2004, the average number of common shares outstanding was
    39.3 million, compared to 25.1 million for the same period in 2003.

In a subsequent event, on October 8, 2004, the Bank announced the receipt of a US$56 million prepayment on an Argentine restructured loan. The Bank accounted for this prepayment by reversing allocated loan loss provisions back to earnings, generating a profit for accounting purposes of US$43 million.

Comments from the Chief Executive Officer:

Jaime Rivera, Chief Executive Officer of Bladex, stated, "The third quarter results were driven by continued progress in our strategy of deploying an expanded trade finance business model, as well as a successful approach in addressing the remaining issues pertaining to our portfolio in Argentina.

Notably, collections in Argentina remain strong. The January 1st, 2004 repayment schedules for our restructured portfolio indicated a potential credit portfolio level of US$357 million at October 31st. However, prepayments brought the figure down to US$253 million.


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Although  positive in that they  strengthen  the  balance  sheet and improve net income, the rapid principal collections in Argentina result in diminished contributions to our net interest revenue stream. We have thus shifted additional resources to our new commercial team to support the re-leveraging of our balance sheet and the generation of additional fee income. The resulting trends, as evident in our financial statements, are tangible. First, fee income increased by 7% during this quarter. Second, our net interest margin increased by 2 basis points.

The successful collection of our Argentine exposure, along with the change in our portfolio mix and our profit generation, have continued to significantly strengthen the capital position of the Bank. Accordingly, we are reviewing our capital plan in light of our growth and investment perspectives.

Bladex remains focused on the disciplined execution of its strategy. We are working from the unique competitive position that the combination of ample resources, a first rate team, an unequaled client franchise, and our special shareholder support, affords us," Mr. Rivera concluded.

ABOUT Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, and institutional and retail investors. Through September 30, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$127 billion.

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This press  release  contains  forward-looking  statements  of  expected  future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to collections in Argentina remaining strong, re-leveraging  the  Bank's  balance  sheet,  the  generation  of fee  income and increases in the net interest margin. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover
losses  in  the   portfolio,   unanticipated   developments   with   respect  to
international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
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Bladex is listed on the New York Stock Exchange.  Further  investor  information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,
-or-
Investor relations firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com


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There will be a conference call to discuss the quarterly results on November 18,
2004 at 11:00 a.m. New York City time. For those interested in participating, please call (800) 946-0719 in the United States or, if outside the United States, please dial (719) 457-2645. All participants should give the conference ID#875025 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

Bladex's conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through November 19, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID#, for the call that will be replayed is 875025.
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